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The Moon

Performing Arts Venue

1105 E Lafayette St
Tallahassee, FL 32301
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Modified hours & offerings
due to the COVID-19 outbreak
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INVESTMENT OPPORTUNITY
The Moon is seeking investment to upgrade systems and offset operating costs during COVID-19 closure.
Generating RevenueRenovating Location
Profile
Pitch
Data
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The Team
Scott Carswell
Owner, President

Born in Tallahassee, Florida, to G Harrold Carswell and Virginia Simmons Carswell, Scott received BS from Florida State University in 1972 and minored in Music and Accounting.

Scott worked for CPA firm Peat, Marwick & Mitchell in Miami, where he formed various private businesses including recording studios and production of albums for Bachman Turner Overdrive, many Hip-Hop artists, George Clinton's business manager since 1989, and many others.

In 1984 Scott arranged the purchase of a closed A&P grocery store in downtown Tallahassee. Once designed and financed, on April 24, 1985, he opened what has become a 35+ year Community Arts Center.

Scott has contracted for, produced, and settled over 3,000 major concerts, not only at The Moon but as the exclusive contractor for Leon County at the Capital City Amphitheater at Cascades Park in Tallahassee. Scott has worked many shows with AEG and Live Nation as well as dozens of regional promoters.

Julie Carswell
Owner

Julie began working at The Moon when it opened in 1985. She started as a receptionist and bartender. For the last 30 years she has been the operations manager, scheduling all employees including bar and security staff. Of the thousands of public and private events Julie has overseen all set up and seating.

In addition to the Moon, Julie schedules all staff and settles all concerts that are promoted in the Capital City Amphitheater at Cascades Park by Scott Carswell Presents, LLC., since 2014.

Julie is a Tallahassee native, and attended Tallahassee Community College then Florida State University.

Julie and Scott Carswell, married 32 years, have two sons: Scott Jr (29) and Jack (22). Both have worked at the Moon since they were teenagers.

Business Overview

For over 35 years, The Moon has been Tallahassee's premier variety showcase for entertainment and community events. The Moon was designed for event diversity and flexibility. The Moon is Tallahassee's Community Arts Center. Read more

Updates
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About The Moon

The Moon opened on April 24, 1985. For over 35 years, The Moon has been Tallahassee's premier variety showcase for entertainment and community events. The Moon was designed for event diversity and flexibility. The Moon is Tallahassee's Community Arts Center.

In 1985, it was unheard of to have a concert/nightclub venue switch from country to hip-hop on back-to-back nights. The Moon opened with a pop-rock group The Producers, and within three weeks hosted "non-smoking" Dance Nights, a classical performance by Leonidas Lipovetsky, jazz with Sypro Gyro, country with John Anderson, R&B with The Manhattans, and Big Band by Guy Lombardo. The Moon has not stopped presenting all genres of entertainment and community benefits since.

The Moon has been home to such headliners as Dionne Warwick, Hall & Oats, The Temptations, Bonnie Raitt, John Prine, Joe Cocker, Willie Nelson, George Strait, Kenny Chesney, The Judds, Billie Dean, Jimmy Buffet, BB King, George Clinton, Skrillex, T-Pain, Tab Benoit, Gregg Allman, Derek Trucks, and Susan Tedeschi, Jeezy, J. Cole, Future, Widespread Panic, Red Hot Chili Peppers, JJ Grey, and Mofro, The Ramones, and hundreds more. Florida State University Student Campus Entertainment has presented over 350 concerts. A full list of events can be viewed on www.moonevents.com

In addition to our diverse programming of events, hundreds of benefits have been hosted at the Moon, including fundraisers, galas, and events for worthy causes throughout our region. Some of the long-running charitable organizations that have hosted their benefit events at The Moon include; Carmen Cummings Sickle Cell Gala, The Pyramid Players, Big Bend Cares, Big Bend Hospice, Alzheimer's Benefit, City Church services, St. Peter's Anglican Church, Muscular Dystrophy Association, Word of South Festival, Lloyd Music Festival, The Urban League Gala, Capital City Press Skits, Tom Joyner Live Shows, The American Red Cross, Legislative Black Caucus, Habitat for Humanity, Fraternal Order of Police, FAMU Annual Homecoming Alumni Galas, The Governor's Inaugural Ball and many more.

For 35 years and counting, the Tallahassee community has been involved with and benefited from The Moon.

The Moon was designed, funded, and has been operated by Scott Carswell since 1984 when he arranged for the purchase of a closed A&P Grocery store located at 1105 East Lafayette St. and began development. Since 1988 when Scott and Julie married, the operations have been managed by both as general managers and co-owners.

The Pitch

The Moon has made a profit every year for 35 years. It is a stable and integral part of the Tallahassee Community.

Due to the Covid-19 pandemic, The Moon was ordered closed by Executive Order on March 17, 2020. Much deferred maintenance had accrued over the decades of high use that could not be conducted while still maintaining operations. The owners, Scott and Julie Carswell, made the thoughtful and measured decision to make extensive renovations while The Moon was forced to shut down all events with public attendance. Renovations were budgeted and approved immediately by The Carswells who own the Moon land and building and their primary lender, The First Bank. Renovations began the week following the shutdown order.

The Carswells, along with most others, thought then that the pandemic would end, and the Country/World would be back to normal in a few months. That assumption has not proven correct. The Moon has remained closed to the public since March 14 and will not open until governmental authorization to do so, and most important that the general public supports attending events again.

We are six (6) months into this shutdown, and no one knows when or what the reopening will look like for assembly operators like The Moon.

Since closing in March, The Moon installed a new roof, new floors, new production booth converting from analog to digital, the addition of a TV broadcast suite with fiber-optic lines for live streaming and TV broadcast. The Moon had a professional, thorough cleaning from the ceiling to baseboards, including removing all equipment from the two large catering kitchens. These kitchens were cleaned, equipment repaired or replaced, painted, and rebuilt. The Moon is in the final phase of renovations. All that remains to be completed are the main

bathrooms that were removed and rebuilt from the brick walls out, with new tile floors and walls, new lighting, new fixtures and toilets, new partitions, granite top counters, and under-mount sinks. The overall expenditure to date is over $300,000.

The Moon is positioned to uniquely serve Tallahassee during these times of limited attendance required by social distancing and Covid-19 regulations.

The Moon has produced for broadcast, two (2) Tallahassee Symphony Orchestra performances, and a Southern Shakespeare Company performance. Neither one had audience participation.

The Moon has an open seating format. Meaning, there are no fixed seats. Each event is set up according to the needs of the event. The open seating format allows The Moon to set the room up with table seating, all socially distanced by a minimum of 6 feet, for an audience of 400. Table seating for 400 is well below the Moon fire capacity of 1,500.

The Moon has been contracted by the Tallahassee Ballet to host its September event. A limited audience will attend. Many other community events like this are planned.

Ongoing discussions are underway with Florida State University Opening Nights regarding the use of the venue for many events for the late 2020 – 2021 season. Up to 15 are possible. The primary venue for Opening Nights, Ruby Diamond Auditorium, is closed. And with fixed seating, like most auditoriums, this venue will take longer to bring back online with the Covid-19 restrictions.

The Carswells are asking the community to help keep this unique and historical venue open. Planning and funding for a year or more of limited use are needed before The Moon can get back to the operating levels required to maintain and run such a large business. This offering is not a gift or a donation request. It is a security, a debt of Moon Management, Inc. The Revenue Note is required to be paid from gross revenue only after sales taxes, and before expenses. This type of security will allow The Moon to pay a limited amount based on revenue, while the business is rebuilt along what is sure to be a long road to full capacity.

Thank you for your consideration.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital $141,000
Mainvest Compensation $9,000
Total $150,000
Summary of Terms
Legal Business Name Moon Management Inc
Investment Structure Revenue Sharing Note
Investment Multiple 1.25×
Business’s Revenue Share 0.75%-2.5%
Minimum Investment Amount $500
Target Raise $150,000
Maximum Raise $500,000
Investment Round Close Date 10/21/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 1/1/2030
Documents
Financial Forecasts
Reviewed Financial Statements.pdf
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $500,000 $1,750,000 $2,300,000 $2,415,000 $2,535,750
Cost of Goods Sold $85,000 $297,500 $391,000 $410,550 $431,077
Gross Profit $415,000 $1,452,500 $1,909,000 $2,004,450 $2,104,673

EXPENSES

Operating Expenses $600,000 $1,347,500 $1,771,000 $1,800,000 $1,900,000
Operating Profit $-185,000 $105,000 $138,000 $204,450 $204,673
This information is provided by The Moon. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Moon Management, Inc. (the "Company") a Florida Sub Chapter S Corporation, was incorporated on November 20, 1987. The Company operates an entertainment complex known as The Moon in Tallahassee, Fl. Located at 1105 East Lafayette Street, 32301. The company maintains and is licensed as a 4COP "Quota" operator by the State of Florida which allows on premise sales and consumption of alcoholic beverages with no requirement of food percentages.

The building is an approximately 25,000 SF venue with a fire code capacity of 1,500 in the main room and 200 in the adjoining Patio and Lounge.

The Company leases the property from Tallahassee's Entertainment Facility, Inc., which is owned 100% by Scott and Julie Carswell. The Company pays $12,000 per month in lease payments, plus all expenses associated with the operation of the The Moon business and all maintenance of the property.

Both entities, Moon Management, Inc. and Tallahassee's Entertainment Facility, Inc are cross collateralized on all debt to the first mortgage holder, The First Bank. The Companies primary source of revenue is ticket sales to concerts, cover charges, rental fees, food and alcoholic beverages. The venue has two (2) complete catering kitchens.

Historical milestones

The Moon has been operating for over 35 years and has since achieved the following:

Operated a performing arts venue in Tallahassee and achieved profitability every year for the past 35 years.
In 2018, had revenue of $2.213 million, which grew 4.0% to $2.301 million in 2019.
Achieved a profit margin of 3.33% in 2018, which increased to 6.01% in 2019.
Since closing in March, The Moon installed a new roof, new floors, new production booth converting from analog to digital, the addition of a TV broadcast suite with fiber-optic lines for live streaming and TV broadcast. The Moon had a professional, thorough cleaning from the ceiling to baseboards, including removing all equipment from the two large catering kitchens. These kitchens were cleaned, equipment repaired or replaced, painted, and rebuilt. The Moon is in the final phase of renovations. All that remains to be completed are the main bathrooms that were removed and rebuilt from the brick walls out, with new tile floors and walls, new lighting, new fixtures and toilets, new partitions, granite top counters, and under-mount sinks. The overall expenditure to date is over $300,000.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of the date of this Offering Memorandum, The Moon has debt of $672,608, including $232,009 of which is owed to the owners, Scott and Julie Carswell. The non-owner debt is sourced primarily from First Bank and Ascentium Capital and will be senior to any investment raised on Mainvest. Roughly $111k of the debt is for the PPP SBA loan, which either a portion or all of is likely to be forgiven. In addition to the The Moon's outstanding debt and the debt raised on Mainvest, The Moon may require additional funds from alternate sources at a later date.

Financial liquidity

The Moon has a low liquidity position due to its moderately low cash reserves as compared to debt and other liabilities. The Moon expects its liquidity position to decline upon raising capital on Mainvest, using that capital for operational purposes while COVID-19 is affecting business levels, before returning to normal levels of liquidity as economic & public health conditions recover.

Impact of COVID on Music Venues

As a nightclub/music venue, the Moon's financial condition is significantly impacted by the COVID-19 pandemic. Operations have declined to a very limited basis and it is possible it could take months or longer until the Moon is able to operate at higher capacity and eventually full capacity. The Moon company management has taken this time to renovate the building, which should put it in a strong position once the venue is able to fully re-open.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Moon to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Moon and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Moon is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Moon might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Moon is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Moon

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Moon's financial performance or ability to continue to operate. In the event The Moon ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Moon nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Moon will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Moon is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Moon will carry some insurance, The Moon may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Moon could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Moon's management will coincide: you both want The Moon to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Moon to act conservative to make sure they are best equipped to repay the Note obligations, while The Moon might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Moon needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Moon or management), which is responsible for monitoring The Moon's compliance with the law. The Moon will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Moon is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Moon fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Moon, and the revenue of The Moon can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Moon to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Moon. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This is a preview. It will become public when you start accepting investment.

Investor Perks

The Moon is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

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